											Exhibit 99
	UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
	REAL ESTATE AND ACCUMULATED DEPRECIATION
	December 31, 2016
	(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Improvements, and Equipment	Total		Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances (1)	Year Opened / Expanded	Year Acquired	Depreciable Life
Shopping Centers:
CityOn.Xi'an, Xi'an,China	$37,463	$231,803		$37,463	$231,803	$269,266		$5,990	$263,276		2016		50 Years
Country Club Plaza, Kansas City, MO	32,253	586,262		32,253	586,262	618,515		14,088	604,427	$320,000	1922 / 1977 / 2000 / 2015	2016	50 Years
Fair Oaks, Fairfax, VA	7,666	33,147	108,639	7,666	141,786	149,452		78,042	71,410	265,067	1980 / 1987 / 1988 / 2000		55 Years
International Plaza, Tampa, FL		281,473	30,301		311,774	311,774		132,534	179,240	483,887	2001 / 2015		50 Years
The Mall at Millenia, Orlando, FL	22,517	177,322	645	22,517	177,967	200,484		78,374	122,110	400,000	2002		50 Years
Stamford Town Center, Stamford, CT	9,537	40,044	99,207	9,537	139,251	148,788		76,284	72,504		1982 / 2007		40 Years
Starfield Hanam, Hanam, South Korea	230,795	605,662		230,795	605,662	836,457		9,353	827,104	310,467	2016		50 Years
Sunvalley, Concord, CA	350	65,740	54,702	350	120,442	120,792		67,542	53,250	176,375	1967 / 1981	2002	40 Years
The Mall at University Town Center, Sarasota, FL	78,008	231,592	6,930	78,008	238,522	316,530		28,343	288,187	280,000	2014		50 Years
Waterside Shops, Naples, FL	12,604	66,930	74,961	12,604	141,891	154,495		55,853	98,642	165,000	1992 / 2006 / 2008	2003	50 Years
Westfarms, Farmington, CT	5,287	38,638	155,762	5,287	194,400	199,687		115,208	84,479	295,343	1974 / 1983 / 1997		34 Years
Other:
Taubman Land Associates (Sunvalley), Concord, CA	42,693			42,693		42,693			42,693	22,171	2006
Peripheral Land	4			4		4			4
Construction in Process and Development - Pre-construction costs (3)			2,279		2,279	2,279			2,279
Total	$479,177	$2,358,613	$533,426	$479,177	$2,892,039	$3,371,216	(2) (3)	$661,611	$2,709,605

									Exhibit 99
	UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
	REAL ESTATE AND ACCUMULATED DEPRECIATION
	December 31, 2016
	(in thousands)

The changes in total real estate assets and accumulated depreciation for the years ended December 2016, 2015, and 2014 are as follows:

	Total Real Estate Assets					Accumulated Depreciation
	2016	2015	2014			2016	2015	2014
Balance, beginning of year	$1,628,492	$1,580,926	$1,305,658		Balance, beginning of year	$(589,145)	$(548,646)	$(478,820)
Acquisitions	618,515				Depreciation for year	(80,093)	(49,951)	(40,898)
New development and improvements	1,131,952	57,344	193,394		Disposals	7,627	9,452	81,287	(4)
Disposals/Write-offs	(7,743)	(9,778)	(201,446)	(4)	Transfers (In) Out			(110,215)	(4)
Transfers In (Out)			283,320	(5)	Balance, end of year	$(661,611)	$(589,145)	$(548,646)	(5)
Balance, end of year	$3,371,216	$1,628,492	$1,580,926

(1) Excludes $70.5 million of encumbrances relating to the Company's construction loans on CityOn.Zhengzhou under development in Asia.
(2) Excludes $156.0 million relating to the Company's investments in CityOn.Zhengzhou under development in Asia, including cumulative translation adjustments.
(3) The unaudited aggregate cost for federal income tax purposes as of December 31, 2016 was $2.949 billion.
(4) Primarily represents book balances of Arizona Mills, which was sold in January 2014.

(5) Primarily represents the book balances of International Plaza. In January 2014, the Company sold a total of 49.9% of its interests in the entity that owns International Plaza. The disposition decreased the Company's ownership in the center to a noncontrolling 50.1% interest. Prior to the disposition, International Plaza was accounted for as a consolidated center.